REFILING UNDER THE CORRECT CIK NUMBER ON APRIL 22, 2003
         ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                 November 19, 2001 WITH AN INCORRECT CIK NUMBER


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                             ALLEGIANT Bancorp, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.01 par value)

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   017476 10 2
                      -------------------------------------
                                 (CUSIP Number)

                                November 6, 2001
                      -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [ ]      Rule 13d-1 (b)
                |X|      Rule 13d-1 (c)
                [ ]      Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  017476 10 2

1        NAME OF REPORTING PERSONS

                  First Banks, Inc.
                  IRS Employer Identification No. 43-1175538

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)
                                                                      ---

                                                                (b)
                                                                      ---

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Missouri

                                            5     SOLE VOTING POWER
NUMBER OF SHARES                                           1,205,929
BENEFICIALLY OWNED
BY EACH REPORTING                           6     SHARED VOTING POWER
PERSON WITH                                                     0

                                            7     SOLE DISPOSITIVE POWER
                                                           1,205,929

                                            8     SHARED DISPOSITIVE POWER
                                                                0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,205,929 shares

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  Approximately 8.06% as of October 31, 2001

12       TYPE OF REPORTING PERSON (See Instructions)
                  CO

ITEM 1     (A) NAME OF ISSUER:

           Allegiant Bancorp, Inc.

           (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           2122 Kratky Road
           St. Louis, Missouri 63114

ITEM 2 (A) NAME OF PERSON FILING:

         The name of the person filing this statement (the "Reporting Person") is First Banks, Inc.

ITEM 2 (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The address of the principal business office of the Reporting Person is 135 North Meramec, Clayton, MO 63105.

ITEM 2 (C) CITIZENSHIP:

         First Banks, Inc. is a registered bank holding company incorporated in Missouri and headquartered in St. Louis, County, Missouri

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares of the Issuer ("Stock").

ITEM 2 (E) CUSIP NUMBER:               017476 10 2

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR
            13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a) /__/ Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  /__/ Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) /__/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) /__/ Investment company registered under Section 8 of the Investment Company Act.

          (e)  /__/   An   investment    adviser   in   accordance   with   Rule
               13d-1(b)(1)(ii)(E).

          (f) /__/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) /__/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) /__/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

          (j)  /__/ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4  OWNERSHIP:

         As of October 31, 2001, the Issuer had 14,961,075 Shares of Common Stock outstanding, $0.01 par value according to the Form 10-Q filed for the quarter ended September 30, 2001.

         (a)-(b) The Reporting Person owns 1,205,929 Shares, which constitutes approximately 8.06% of the Shares outstanding as of October 31, 2001, all of which were acquired in exchange for shares of Southside Bancshares Corp. common stock.

         (c) The Reporting Person has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 1,205,929 Shares.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         This item is not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: As of November 19, 2001
         (Refiled April 22, 2003)

                                         FIRST BANKS, INC.


                                         /s/Allen H. Blake
                                         ---------------------------------------
                                            Allen H. Blake
                                            President, Chief Operating
                                            Officer and Chief Financial Officer